Exhibit 99.1

HudBay Minerals Inc.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders (the “Meeting’) of HudBay Minerals Inc. (the “Corporation”) held on May 10, 2013 in Toronto, Ontario.  Each of the matters is described in greater detail in the Corporation’s Notice of Annual and Special Meeting and Management Information Circular (the “Circular”) that was mailed to shareholders prior to the Meeting.

Item 1:  Amendment to Long Term Equity Plan

On a vote by a show of hands, the ordinary resolution to amend the Corporation’s Long Term Equity Plan to, among other things, increase the aggregate maximum number of common shares issuable thereunder was approved. Based on proxies received prior to the Meeting, management received proxies in favour of the resolution from the holders of 97,192,024 shares, representing approximately 85.62% of the shares represented by proxy at the Meeting and voted on the matter.

Item 2:  Election of Directors

On a vote by a show of hands, each of the eight nominees listed in the Circular was elected as a director of the Corporation for the ensuing year or until his successor is elected or appointed. Based on proxies received prior to the Meeting, each director received the following favourable votes cast by proxy in respect of his election:

Director	Number of Favourable Votes Cast by Proxy	Percentage of Favourable Votes Cast by Proxy
David Garofalo	110,635,713	97.46%
Tom A. Goodman	110,657,319	97.48%
Alan R. Hibben	91,574,615	80.67%
W. Warren Holmes	110,180,826	97.06%
John L. Knowles	107,522,433	94.72%
Alan J. Lenczner	107,574,217	94.76%
Kenneth G. Stowe	111,219,783	97.98%
G. Wesley Voorheis	107,474,569	94.68%

Item 3:  Appointment of Auditor

On a vote by a show of hands, Deloitte LLP was appointed auditor of the Corporation and the directors were authorized, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration.  Based on proxies received prior to the Meeting, management received proxies in favour of the appointment of Deloitte LLP as auditor from the holders of 114,424,862 shares, representing approximately 99.90% of the shares represented by proxy at the Meeting and voted on the matter.

Date: May 13, 2013

HUDBAY MINERALS INC.

(signed) Patrick Donnelly

	Name:	Patrick Donnelly
	Title:	Vice President, Legal and Corporate
Secretary